UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RETAILMENOT, INC.

(Name of Subject Company)

RETAILMENOT, INC.

(Name of Persons Filing Statement)

Series 1 Common Stock, par value $0.001 per share

(Title of Class of Securities)

76132B106

(CUSIP Number of Class of Securities)

Jonathan B. Kaplan

Chief Legal Officer, General Counsel and Secretary

RetailMeNot, Inc.

301 Congress Avenue, Suite 700

Austin, Texas 78701

(512) 777-2970

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With a copy to:

Samer M. Zabaneh, Esq.

401 Congress Avenue, Suite 2500

Austin, Texas 78701

(512) 457-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following letter was sent by email to employees of RetailMeNot on April 10, 2017:

Team,

Today, RetailMeNot is announcing that we have entered into an agreement to be acquired by Harland Clarke Holdings. Under the agreement, Harland Clarke Holdings will acquire all of the outstanding shares of RetailMeNot Series 1 common stock for $11.60 per share in cash.

Because you have played such an important role in our Company’s history, I’m excited to share this news with you.

For those of you that are not familiar with Harland Clarke Holdings, they are a leading private holding company with an impressive track record for partnering with businesses in consumer and retail marketing. One of its portfolio companies is Valassis, which services tens of thousands of retail customers, reaching millions of consumers with savings, coupons and advertising for consumer goods, grocery, dining and retail businesses at the local and national level. RetailMeNot’s digital, mobile and audience strength will be the perfect complement to Valassis’ strength in mail, print and digital coupons and media.

This partnership is an exciting next step towards our goal of becoming a savings destination for consumers and a strategic partner for merchants globally, and will also significantly enhance our company’s digital reach and scale. Gaining access to the Valassis network and resources provides RetailMeNot tens of thousands of new retail, restaurant and brand customers as well as millions of new consumers. Together, we will deliver greater value to our consumers and merchants in new and exciting ways.

RetailMeNot will absolutely continue to operate as a stand-alone business within Harland Clarke Holdings. HCH isn’t far away either. They are based just down the road from our Austin office in San Antonio.

It was a hard decision to sell the company that we built together over the past 7+ years. However, this day is a testament to the progress we have made in providing exceptional savings and service to our consumers, and increasing awareness and revenues for our merchants and retailers. Over the past few years we have accomplished so much, including expanding our value proposition and product offerings to add enhanced value in the mobile space. I want to thank each of you for the success we have achieved and look forward to the future. None of this would have been possible without you.

I am confident that by working with Valassis, we will be an even stronger company. I, along with the Board and the management team, are absolutely committed to this. In addition, avoiding the demands of Wall Street’s quarterly focus will give us enormous latitude to instead focus on driving long term innovation and growth. This acquisition is about enabling us to grow faster.

We anticipate the transaction will close in the second quarter of 2017. Until then, RetailMeNot and Valassis will continue to operate as independent companies. For all of us at RetailMeNot, it remains business as usual – there will be no change in your day-to-day responsibilities. The most important thing each of you can do is to remain focused on delivering the same high level of service to our consumers, retailers, restaurants and brands that they have come to expect from us.

Since RetailMeNot will become a privately-held company upon closing of the transaction, there will be some changes to our equity award program – some immediate, others more long term. Employees who currently own RetailMeNot stock (including RSU’s that have already vested) will be able to tender their shares in the offer @ $11.60/share. Once the transaction closes, all outstanding in-the-money employee option awards and approximately 50% percent of unvested employee RSU awards will be accelerated and will vest and be paid out immediately. The remaining 50% of unvested employee RSU’s will be paid out in cash at the same price per share as the tender offer following the existing vesting schedule. In addition, we plan to create a replacement to our equity compensation, which is to be developed over the coming weeks by RMN and Harland Clarke Holdings. Further details will be communicated as available.

We will discuss further details and I will answer questions you may have in a Town Hall Meeting. We will meet in the MMMOT area at 4:00pm CT today. Lifesize will be provided for those who are not in Austin.

Lastly, this announcement may generate increased interest in RetailMeNot among members of the press and financial community. As always, it is important that we speak with one voice. If you are contacted in regards to this transaction, please immediately refer all financial media, analyst or investor questions to Anne Bawden (abawden@rmn.com) and all press requests to Michelle Skupin (mskupin@rmn.com), each of whom will respond on the company’s behalf. Do not make any comment on these matters on social media or any other public forum or forward any communication you have received. If customers or other business partners ask about the transaction, please direct those questions to John Theiss (jtheiss@rmn.com).

For those of you in RBS who work with customers daily, we will provide you with an FAQ Document.

Again, thank you for your continued hard work and dedication to RetailMeNot. Your contributions are vital and have positioned us for success. We have accomplished an incredible amount in a short time, and I believe this is an exciting time for us. I believe we will achieve even more as we embark on the next leg of our journey with Harland Clarke Holdings and Valassis.

Sincerely,

Cotter

CEO and Founder

RetailMeNot, Inc.

Additional Information and Notice to Investors

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of RetailMeNot Series 1 common stock described in this document has not yet commenced. At the time the planned offer is commenced a wholly-owned subsidiary of Harland Clarke will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and RetailMeNot will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Those materials will be made available to RetailMeNot security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Forward-looking Statements

Statements in this email that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Harland Clarke, Valassis and RetailMeNot operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction; the availability of financing on attractive terms or at all; the ability to realize anticipated growth; and RetailMeNot’s performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in RetailMeNot’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2016. The forward-looking statements made herein speak only as of the date hereof and none of Harland Clarke, Valassis or RetailMeNot, or any of their respective affiliates, assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

The following letter was sent by email to customers of RetailMeNot on April 10, 2017:

Dear [Client Name]:

As a valued business partner, I am excited to share that RetailMeNot has entered into an agreement to be acquired by Harland Clarke Holdings, a leading private holding company with an impressive track record for partnering with businesses in consumer and retail marketing. One of its portfolio companies is Valassis, which services tens of thousands of retail customers, reaching millions of consumers with savings, coupons and advertising for consumer goods, grocery, dining and retail businesses at the local and national level. RetailMeNot’s digital, mobile and audience strength will be the perfect complement to Valassis’ strength in mail, print and digital coupons and media.

By bringing together RetailMeNot’s premier digital audience, experience and brand with Valassis’ unmatched quantity of genuine valuable offers from its large, diversified client base, the companies’ combined offerings will become the consumer savings destination of choice. Working together, we will deliver an omni-channel media network with tens of thousands of advertisers reaching hundreds of millions of consumers, providing significant value to our partners globally. We believe this partnership will provide our customers with an unparalleled offering in the market, providing you maximum reach and return on your investment.

The press release we issued today is available at http://investor.retailmenot.com/News

Once the transaction is finalized, RetailMeNot will operate as a standalone business in the Harland Clarke Holdings portfolio and maintain headquarters in Austin, Texas. You can count on our continued dedication and commitment to helping you reach consumers on their path to purchase. We will continue to honor all outstanding contract commitments and we expect no changes to your account team.

If you have any questions, please feel free to reach out to me. Thank you for your support of RetailMeNot, we greatly appreciate your business and look forward to our continued partnership.

Warm regards,

[Account Lead Name]

Retail and Brand Solutions

RetailMeNot

Additional Information and Notice to Investors

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of RetailMeNot Series 1 common stock described in this document has not yet commenced. At the time the planned offer is commenced a wholly-owned subsidiary of Harland Clarke will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and RetailMeNot will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Those materials will be made available to RetailMeNot security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Forward-looking Statements

Statements in this email that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Harland Clarke, Valassis and RetailMeNot operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction; the availability of financing on attractive terms or at all; the ability to realize anticipated growth; and RetailMeNot’s performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in RetailMeNot’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2016. The forward-looking statements made herein speak only as of the date hereof and none of Harland Clarke, Valassis or RetailMeNot, or any of their respective affiliates, assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.